AGREEMENT

This Agreement is by and between AB Financial Services, LLC and its Manager, Robert Beaton, individually (hereinafter jointly referred to as "ABFS") and US Data Authority, Inc. hereinafter ("USDA"),

Whereas, the parties entered into a Securities Purchase Agreement, Stock Purchase Warrant, Registration Rights Agreement, dated as of May 23, 2001 (hereinafter jointly referred to as the "Agreements"); and

Whereas, certain disputes have arisen between the parties related to alleged breaches of the Agreements by both parties; and

Whereas, the parties desire to amicably resolve their disputes and settle their differences; and

Whereas, the Board of Directors of USDA approved this agreement at its meeting dated February 19, 2002;

Now Therefore, for the above-premises, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. This Agreement shall supercede and modify all prior Agreements between the parties.

2. This Agreement shall signify a modification of the existing Stock Purchase Warrant to allow for the purchase of USDA's Common Stock in the total amount of 10,000,000 shares at a price of ten ($0.10) cents per share to the following Investors and in the following amounts:

INTESTOR NAME	NUMBER OF COMMON SHARE WARRANTS
ABFS Shamy Lonski TOTAL	7,083,333 2,333,333 583,334 10,000,000

These above-referenced Warrants shall be exercisable for a period of one (1) year from the date of shelf registration as described in Paragraph 3 below.

3. All shares of common stock previously purchased by the above-named Investors pursuant to the Agreements and all shares underlying the Warrants issued herein pursuant to Paragraph 2 above shall be included in the next registration statement filed by USDA under the Securities Act of 1933, after the date hereof.

4. The parties hereto do hereby mutually release one another from any and all claims, obligations and liabilities, whether known or unknown, whether asserted or unasserted, and whether claimed or unclaimed. It being understood that: (1) USDA does not expect any additional consideration for the Warrants issued hereunder; (2) ABFS and its principal Robert Beaton, shall assert no claims against USDA, its officers, agents, shareholders and directors for any reason, including but not limited to expense reimbursement; and (3) ABFS also agrees to forego any and all claims available to it under the original Stock Purchase Warrant provided the actions called for in Paragraph 3 are completed.

In Witness Whereof, the parties hereto intending to be legally bound hereby execute this Agreement the date below written.

AB Financial Services, LLC
Dated:	By: /S/ Robert Beaton, Manager
Dated:	/S/ Robert Beaton, Individually
US Data Authority, Inc.
Dated:	By: /S/ Dominick Maggio, COO Executive Vice President